Exhibit 99.1

Austral Pacific Files 2008 Annual Results

Wellington, New Zealand – March 26, 2009 -/PRNewswire/ - Austral Pacific Energy Ltd.  (TSX-V: APX; NZSX: APX)

New Zealand-based exploration and production company, Austral Pacific Energy Ltd. has filed its annual audited financial statements for the year ended December 31, 2008.

The company reports continuing liquidity issues, but with the ongoing support of its lender, has embarked upon a plan to reduce its cost base and refocus its activities around the producing Cheal field. The reported loss for 2008 of $43.78 million was driven in large part by:

•

write down of the Cheal asset book value (due to reduced reserves, as previously reported);

•

expensing the 2007 Cardiff acquisition and workover costs; and

•

realized losses from settling forward oil sales contracts in May 2008.

The reduction in Cheal reserves was driven by lower oil volumes due to the reduced thickness of the oil bearing reservoir encountered in the Cheal A6 well and a conservative recovery factor based on the existing well performance over the past twelve months.

Commenting on the results, Austral Pacific chief executive officer, Thom Jewell, said, “The valuation of the Cheal field asset has been calculated on the basis of a zero forward capital spend. We expect to be able to perform well optimization from cash flow. Given a stable production operation, we will seek additional investment for a well drilling program to expand the field and produce additional resources that are not currently recognised in our independent reserves report.”

Oil sales increased to $11.77 million from $7.34 million in 2007, due to higher oil prices together with increased production volumes from a full year’s permanent production at Cheal. The Cheal A7 well, drilled in July 2008, was brought into production in August through a temporary connection, and construction of permanent tie-in facilities is currently underway.

The initial loan of $23 million from Investec Bank was paid off during the year, but further borrowings to close-out the oil sales contracts in May and settling a gas prepayment liability in December has left the company with a debt of $16.79 million at year-end.

Jewell commented, “Although the financial statements note, as they did last year, that there is a ‘significant uncertainty’ in relation to the Group’s ability to continue as a going concern, the directors have expressed confidence that the company will be able to conclude a longer-term plan with its bankers and continue in operation.

“Austral has been unable to meet certain requirements in its loan agreement with Investec Bank, and has continued to operate under a series of “default waivers” from Investec. Therefore, the company has accounted for the debt as a current liability. This was a major contributor to the ‘significant uncertainty’ comment in the accounts.

The financial statements and accompanying management’s discussion and analysis, annual information form, reserves statement and report and independent evaluator’s report on reserves, as required under National Instruments 51-101 and 51-102 (Canada), are now available for review on the Company’s website and via the SEDAR (Canada) and EDGAR (US) securities disclosure filings sites, which can be accessed through www.austral-pacific.com, www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm respectively.

Note:  all amounts are expressed in US currency.

In operational news, the Kahili joint venture has surrendered the Kahili (PMP 38153) mining permit, with effect from March 6, 2009.

Due to the downsizing of administrative staff and consequent website changes, the previous ability to email releases to investors has been removed. The Company encourages investors to keep up to date with the company’s releases by accessing its website www.austral-pacific.com, or its public filings at www.sedar.com, www.nzx.com or www.sec.gov/edgar/searchedgar/webusers.htm

Web site:

www.austral-pacific.com

Email:

ir@austral-pacific.com

Phone:

Thom Jewell, CEO +64 (4) 495 0880

Neither the TSX-V nor the NZSX has approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com  and www.sec.gov/edgar/searchedgar/webusers.htm for further information.